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United States Securities and Exchange Commission Division of Corporation Finance	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Celeste Murphy

Ada D. Sarmento

Sash Parikh

Michael Fay

Re:	Eargo, Inc.

Stock-Based Compensation

Registration Statement on Form S-1 (File No. 333-249075)

Ladies and Gentlemen:

On behalf of Eargo, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) with the Commission on September 25, 2020.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” and “—Fair value of common stock” (“MD&A”) and appears on pages 100 through 102 of the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1001

October 6, 2020

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (the “IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Company is currently anticipating implementing an approximate [***]-for- [***] reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to any distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS AND EQUITY AWARDS SINCE JULY 1, 2019

The Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant since July 1, 2019 (prior to July 1, 2019, the last stock option grant was made in June 2019), along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1002

October 6, 2020

The following table summarizes by grant date the number of shares of the Company’s common stock underlying stock options granted since July 1, 2019 as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

Grant Dates	Number of Shares Underlying Option Grants and Equity Awards	Exercise Price Per Share		Fair Value – Financial Reporting Purposes
August 26, 2019	[***]		$1.576	$	[***]	(1)
September 18, 2019	[***]		$1.576	$	[***]	(1)
December 4, 2019	[***]	$	[***]	$	[***]
February 26, 2020	[***]	$	[***]	$	[***]
August 3, 2020	[***]		$0.85	$	[***]	(2)
August 20, 2020	[***]		$0.85	$	[***]	(2)
September 18, 2020	[***]		$1.91	$	[***]

(1)

Fair value determined for financial reporting purposes, assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the January 31, 2019 Valuation Report (as defined below), which was $1.576 per share, to the fair value of its common stock as determined pursuant to the September 30, 2019 Valuation Report (as defined below), which was $[***] per share. See “Discussion of Most Recent Fair Value Determinations—August and September 2019 Grants—Reassessment of August 26, 2019 and September 18, 2019 Fair Value” below.

(2)

Fair value determined for financial reporting purposes, based on the August 21, 2020 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—August 2020 Grants—Reassessment of August 3, 2020 and August 20, 2020 Fair Value” below.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors described on page 101 of the Registration Statement, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in MD&A, the Company has utilized a hybrid method of (i) the option-pricing method (“OPM”) and (ii) the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The hybrid method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

The Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1003

October 6, 2020

advice from its third-party valuation expert. At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation reports between January 31, 2019 and September 14, 2020 that were considered by the Board of Directors in making each of its fair value determinations:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share		Percentage Change in Fair Value Per Share from Prior Valuation Report
January 31, 2019		$1.576	N/A
September 30, 2019	$	[***]	[***]	%
November 3, 2019	$	[***]	[***]	%
February 20, 2020	$	[***]	[***]	%
June 30, 2020		$0.85	[***]	%
August 21, 2020	$	[***]	[***]	%
September 14, 2020		$1.91	[***]	%

Not included in the above table are the results of valuation reports dated December 31, 2019 and March 31, 2020, as neither were used in determination of the grant date fair value or fair value used for financial reporting purposes for any options granted.

The following describes the Board of Directors’ fair value determinations in further detail, including significant intervening corporate events.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATIONS

August and September 2019 Grants

The Board of Directors determined the fair value of the Company’s common stock to be $1.576 per share as of August 26, 2019 and September 18, 2019 in connection with grants of stock options made on such dates (the “August and September 2019 Grants”). The Board of Directors based its determination on the objective and subjective factors described on page 101 of the Registration Statement, including a third-party valuation report valuing the Company’s common stock as of January 31, 2019 (the “January 31, 2019 Valuation Report”), which used a hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1004

October 6, 2020

The hybrid method used in the January 31, 2019 Valuation Report considered scenarios in which a next equity financing meeting certain criteria (a “Qualified Financing”) occurs or does not occur. The Board of Directors, in consultation with management, weighted the probability of the occurrence of a Qualified Financing at [***]%. The third-party valuation estimated the equity value of the Company under each scenario using a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s-length transaction (the “Backsolve Method” of the OPM), which was the initial closing of the Company’s Series D convertible preferred stock financing in December 2018. The total equity value determined using the Backsolve Method was then allocated to the various classes of the Company’s equity using the OPM. The Company’s common stock fair value on a marketable basis was determined under the OPM to be $[***] in the Qualified Financing scenario and $[***] per share in the alternative scenario. The January 31, 2019 Valuation Report further applied a [***]% discount for lack of marketability (“DLOM”) to the value of the common stock on a marketable basis to arrive at a probability-weighted value of $1.576 per share as of January 31, 2019 on a minority, non-marketable basis.

September 30, 2019 Valuation

After the August and September 2019 Grants, the Company received a third-party report valuing the Company’s common stock as of September 30, 2019 (the “September 2019 Valuation Report”). The September 2019 Valuation Report used a hybrid of the market and income methods and PWERM to establish the fair value of the Company’s common stock that considered different scenarios in which a Qualified Financing occurs or does not occur. The Board of Directors, in consultation with management, weighted the probability of the occurrence of a Qualified Financing at [***]%.

The equity value under the market approach in the September 2019 Valuation was determined based on a multiple of trailing twelve-month sales from a basket of comparable public companies that were selected on the basis of comparability in terms of business operations, size, stage of development, prospect, and risk. The equity value under the income approach was determined using a discounted cash flow analysis, which attempts to value an asset or security by estimating the present value of the future cash flows it is expected to produce then discounting those cash flows to a present value employing a discount rate that properly accounts for the estimated market-weighted-average cost of capital, as well as any risk unique to the subject cash flows. The equity values under the market approach and the income approach were each weighted at [***]%, resulting in a weighted-average enterprise value of $[***].

Based on this analysis, the Company’s common stock fair value on a marketable basis was determined under the OPM to be $[***] per share in the Qualified Financing scenario and $[***] per share in the alternative scenario. The September 30, 2019 Valuation Report further applied a [***]% DLOM to the value of the common stock on a marketable basis to arrive at a probability-weighted value of $[***] per share as of September 30, 2019 on a minority, non-marketable basis.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1005

October 6, 2020

Reassessment of August 26, 2019 and September 18, 2019 Fair Value

In preparation for the filing of the Registration Statement, the Company evaluated whether or not, in retrospect, the grant date fair value of its common stock on August 26, 2019 and September 18, 2019, was appropriate for financial reporting purposes in light of the September 2019 Valuation Report. The Company determined that, in retrospect, the valuation of its common stock had increased between January 31, 2019 and the respective grant dates. Accordingly, the Company conducted a linear interpolation using the January 31, 2019 Valuation Report and September 2019 Valuation Report to reassess the grant date fair value of the August and September 2019 Grants for purposes of determining stock-based compensation. The Company believes linear interpolation is appropriate because no one single event caused an increase in valuation on the respective dates. The linear interpolation resulted in fair value determinations of $[***] and $[***] per share as of August 26, 2019 and September 18, 2019, respectively. Stock-based compensation from the August and September 2019 Grants based on the reassessed amounts was recorded beginning in the quarter in which the grants were made.

December 2019 Grants

The Board of Directors determined the fair value of the Company’s common stock to be $[***] per share as of December 4, 2019 in connection with grants of stock options made on such date (the “December 2019 Grants”). The Board of Directors based its determination on the objective and subjective factors described on page 101 of the Registration Statement, including a third-party valuation report valuing the Company’s common stock as of November 3, 2019 (the “November 3, 2019 Valuation Report”), which used a hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock.

The hybrid method considered an IPO scenario and a scenario in which the Company remains private (a “Stay Private” scenario), in each case within scenarios in which a Qualified Financing occurs or does not occur. The Board of Directors, in consultation with management, weighted the probability of a Qualified Financing occurring or not occurring equally at [***]%, and each IPO scenario at [***]% and each Stay Private scenario at [***]%. The timing and probability of these scenarios were determined based primarily on input from the Board of Directors and management. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. In particular, in determining to incorporate an IPO scenario in the November 3, 2019 Valuation Report, the Company considered its discussions with bankers and its planning for a potential IPO, including its IPO organizational meeting in October 2019, and its planned confidential submission of a draft registration statement to the Commission.

The equity value in the IPO scenarios was based upon an analysis of comparable public companies (primarily in the medical device industry) at the time of their IPOs, discounted by an estimated weighted-average cost of capital of [***]% and a term of [***] years, resulting in a risk-adjusted value of $[***] per share of the Company’s common stock in each IPO scenario, on a non-marketable basis (after applying a [***]% DLOM to the value of the common stock on a marketable basis).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1006

October 6, 2020

To derive its equity value in each Stay Private scenario (i.e., occurrence and non-occurrence of a Qualified Financing event), the Company utilized a combination of the market approach and income approach, each weighted at [***]%, resulting in weighted-average enterprise value of approximately $[***]. The equity value under the market approach under each Stay Private scenario was determined based on a multiple of trailing twelve-month sales from a basket of comparable public companies that were selected on the basis of comparability in terms of business operations, size, stage of development, prospect and risk. The equity value under the income approach under each Stay Private scenario was determined using a discounted cash flow analysis. Applying the OPM to the weighted-average enterprise value, and after giving effect to a DLOM of [***]%, the Company determined that the fair value of its common stock was $[***] in the Qualified Financing Stay Private scenario and $[***] per share in the alternative Stay Private scenario.

Applying the probability weightings for the scenarios set forth above, the Company arrived at a probability-weighted value of $[***] per share of its common stock as of September 30, 2019, on a minority, non-marketable basis.

February 2020 Grants

The Board of Directors determined the fair value of its common stock to be $[***] per share as of February 26, 2020 in connection with grants of stock options made on such date (the “February 2020 Grants”). The Board of Directors based its determination on the objective and subjective factors described on page 101 of the Registration Statement, including a third-party valuation report valuing the Company’s common stock as of February 20, 2020 (the “February 20, 2020 Valuation Report”), which used a hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock.

The hybrid method considered an IPO scenario and a Stay Private scenario within scenarios in which a Qualified Financing occurs or does not occur. The Board of Directors, in consultation with management, weighted the probability of a Qualified Financing occurring or not occurring equally at [***]%, and each IPO scenario at [***]% and each Stay Private scenario at [***]%. The timing and probability of these scenarios were determined based primarily on input from the Board of Directors and management. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including IPOs. In increasing the estimate of the probability of the IPO scenarios relative to the Stay Private scenarios, the Company considered, among other things, its confidential submission of draft registration statements to the Commission on November 8, 2020 and December 23, 2019 as well as its ongoing discussions with bankers in connection with the planned IPO.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1007

October 6, 2020

The equity value in the IPO scenarios was based upon an analysis of similarly situated comparable companies at the time of their IPOs to arrive at a risk-adjusted value of $[***] per share of the Company’s common stock in each IPO scenario. A DLOM of [***]% was then applied, and the resulting value was discounted by an estimated weighted-average cost of capital of [***]% and a term of [***] years to arrive at a risk-adjusted value of $4.611 per share of common stock in each IPO scenario.

To derive its equity value in each Stay Private scenario (i.e. occurrence and non-occurrence of a Qualified Financing event), the Company utilized a combination of the market approach and income approach, each weighted at [***]%, resulting in weighted-average enterprise value of approximately $[***]. The equity value under the market approach under each Stay Private scenario was determined based on a multiple of trailing twelve-month sales from a basket of comparable public companies that were selected on the basis of comparability in terms of business operations, size, stage of development, prospect, and risk. The equity value under the income approach under each Stay Private scenario was determined using a discounted cash flow analysis. Applying the OPM to the weighted-average enterprise value, and after giving effect to a DLOM of [***]%, the Company determined that the fair value of its common stock was $[***] in the Qualified Financing Stay Private scenario and $[***] per share in the alternative Stay Private scenario.

Applying the probability weightings for the scenarios set forth above, the Company arrived at a probability-weighted value of $[***] per share of its common stock as of February 20, 2020, on a minority, non-marketable basis.

August 2020 Grants

The Board of Directors determined the fair value of its common stock to be $[***] per share as of August 3, 2020 and August 20, 2020 in connection with grants of stock options made on such dates (the “August 2020 Grants”) as well as the concurrent repricing of certain outstanding stock options. The Board of Directors based its determination on the objective and subjective factors described on page 101 of the Registration Statement, including third-party valuation reports valuing the Company’s common stock as of June 30, 2020 (the “June 30, 2020 Valuation Report”) and as of August 21, 2020 (the “August 21, 2020 Valuation Report”), each of which used a hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock.

June 30, 2020 Valuation Report

The hybrid method for the June 30, 2020 Valuation Report considered an IPO scenario and a Stay Private scenario. The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time. Notably, the Board of Directors took into consideration the Company’s termination of its IPO process in March 2020 due to the uncertainties caused by the COVID-19 pandemic, which represented a material change from the February 20, 2020 Valuation Report.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1008

October 6, 2020

The equity value in the IPO scenario was estimated to be approximately $[***] using the Backsolve Method based on the expected Series E preferred stock financing round, which initially closed on July 13, 2020, and the terms of which had been substantially negotiated as of the date of the June 30, 2020 Valuation Report. The application of this methodology resulted in an estimated fair value of the Company’s common stock of $[***] per share under the IPO scenario, on a non-marketable basis. For the Stay Private Scenario, the Company estimated an equity value of approximately $[***] by applying the Backsolve Method to the Company’s Series E convertible preferred stock financing. Applying the OPM to the Stay Private scenario, after giving effect to a DLOM of [***]%, resulted in an estimated value of $[***] per share, on a non-marketable basis. In making the foregoing estimates, the Company also took into consideration the impact, as of June 30, 2020, of the COVID-19 pandemic on the Company’s financing prospects, and related uncertainties, as well as the employee terminations and salary reductions that the Company implemented in the second quarter of 2020. Applying the probability weightings for the IPO and Stay Private scenarios set forth above, the Company arrived at a probability-weighted value of the Company’s common stock of $[***] per share as of June 30, 2020, on a minority, non-marketable basis.

August 21, 2020 Valuation Report

The hybrid method for the August 21, 2020 Valuation Report considered an IPO scenario and a Stay Private scenario. The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%. The increase in the IPO scenario probability is due, in part, to the approval by the Board of Directors to resume the IPO process in August 2020. To derive its equity value in the IPO scenario, the Company relied upon an analysis of comparable companies at the time of their IPOs (primarily in the medical devices industry) to arrive at a fair value of its common stock of $[***] per share, on a non-marketable basis. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method based on the Company’s Series E convertible preferred stock financing in July 2020 at $2.2612 per share. The OPM established an estimated value of $[***] per share on a marketable basis, or $[***] per share after applying a DLOM of [***]%.

Applying the probability weightings for the IPO and Stay Private scenarios set forth above, the Company arrived at a probability-weighted value of its common stock of $[***] per share as of August 21, 2020, on a minority, non-marketable basis.

Reassessment of August 3, 2020 and August 20, 2020 Fair Value

In preparation for the filing of the Registration Statement, the Company evaluated the appropriate grant date fair value of the common stock to use for the August 2020 Grants. The Company determined that, in retrospect, the valuation of the common stock had increased between the June 30, 2020 Valuation Report and the August 3, 2020 and August 20, 2020 grant dates, and that the August 21, 2020 Valuation Report therefore provides an appropriate estimate of the fair value of the Company’s common stock as of August 3, 2020 and August 20, 2020. As a result, the Company used, for financial reporting purposes, a fair value of $[***] per share for options granted on these dates. Stock-based compensation for the August 2020 Grants based on the reassessed amounts was recorded beginning in the quarter in which the grants were made.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-1009

October 6, 2020

September 2020 Grants

The Board of Directors determined the fair value of its common stock to be $1.91 per share as of September 18, 2020 (the “September 2020 Grants”). The Board of Directors based its determination on the objective and subjective factors described on page 101 of the Registration Statement, including a third-party valuation report valuing the Company’s common stock as of September 14, 2020 (the “September 14, 2020 Valuation Report”), which used a hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock.

The hybrid method considered an IPO scenario and a Stay Private scenario. The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at [***]% and the Stay Private scenario at [***]%. The increase in the probability of the IPO scenario relative to prior valuations was due, in part, to the Company’s advancement of the IPO process as of September 14, 2020, including the confidential submission of a draft registration statement on September 8, 2020, as well as its ongoing discussions with bankers in connection with the planned IPO.

The equity value of the Company under the IPO scenario was determined using the market approach based on cash flows provided by management and expected exit multiples based on analysis of guideline company multiple indications. In particular, the Company determined that the Company’s equity value upon an IPO by [***] was $[***], or $[***] after discounting to present value. The value allocated to the common stock through the OPM was $[***] per share, on a marketable basis. The September 14, 2020 Valuation Report then applied a DLOM of [***]%, resulting in a fair value of the Company’s common stock of $[***] per share under the IPO scenario, on a minority, non-marketable basis.

The equity value under the market approach used in the Stay Private scenario was determined using the market approach based on cash flows provided by management and expected exit multiples based on analysis of guideline company multiple indications. The equity value under the income approach used in the Stay Private scenario was determined to be $[***] using a discounted cash flow analysis. The value allocated to the common stock through the OPM was $[***] per share, on a marketable basis, or $[***] on a minority, non-marketable basis after applying a DLOM of [***]%.

Applying the probability weightings for the IPO and Stay Private scenarios set forth above, the Company arrived at a probability-weighted fair value of its common stock of $1.91 per share as of September 14, 2020, on a minority, non-marketable basis.

PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not take into account a reverse stock split that the Company expects to effect and disclose in a pre-effective amendment to the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-10010

October 6, 2020

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters meetings;” (e) the closing of the Company’s Series E convertible preferred stock financing in July 2020 at $2.2612 per share; (f) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (g) current market conditions.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (pre-split)	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (post-split)	$[***]	$[***]	$[***]

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock or the existence of more senior preferred stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors and the underwriters.

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

For equity awards since January 31, 2019, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation. However, as noted above, the Company previously reassessed the grant date fair value of its August 3, 2020 and August 20, 2020 awards based on the subsequent August 21, 2020 valuation. For purposes of the fair value determinations, the increases were primarily due to the Board of Directors’ consideration of the objective and subjective factors described on page 101 of the Registration Statement and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of an IPO, including the Board of Directors’ consideration of recent favorable trends in the Company’s business and operating results.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-10011

October 6, 2020

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities. The application of the PWERM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary IPO Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (e.g., the Stay Private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability.

CONCLUSION

In light of the Company’s determination to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to certain option grants, and the comparison of the projected equity values in the IPO scenarios, in particular the Company’s most recent valuation on September 14, 2020, to the Company’s equity value at the Preliminary Assumed IPO Price, the Company believes that the deemed per share fair values used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells

Kathleen Wells

of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-10012

October 6, 2020

cc:	Christian Gormsen, Eargo, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

EARGO, INC.

EAR-10013